Drilling Program Financings
Drilling Program Structure
Conversion Rights of Program Participants
Drilling Program Structure
Drilling Program Pricing

Stahl & Zelmanovitz 747 Third Avenue — Suite 33B New York, New York 10017	Phone: (212) 826-6435 Fax: (212) 826-6402
September 21, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549-7010

Attention:	H. Roger Schwall, Assistant Director

Re:	NGAS Resources, Inc. Registration Statement on Form S-3, File No. 333-144417; Form 10-K for the year ended December 31, 2006, File No. 0-12185

Ladies and Gentlemen:
          This correspondence is provided on behalf of NGAS Resources, Inc. (the “Company”) in response to the staff’s comment letter dated September 14, 2007 (the “Comment Letter”) from its review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Report”). The following responses address the issues raised by the staff in the order presented in the Comment Letter. The responses include proposed amendments to the Report, marked to show changes from the Report, for subsequent filing on Form 10-K/A (the “10-K/A”). The 10-K/A will also include responsive disclosures proposed in our response to the staff’s prior comment letter dated August 3, 2007 (the “Initial Comment Letter”). In addition, to the extent the 10-K/A affects the disclosure in the captioned Registration Statement, the Company will file a conforming pre-effective amendment to the Registration Statement (the “S-3/A”).
Form 10-K for the Year Ended December 31, 2006
Business, page 1
Drilling Programs, page 5
          1.  As reflected in the responsive disclosure proposed in our response to Item 2(a) of the Prior Comment Letter, this will confirm that the joint venture or “program” formed by the Company with each investment partnership to conduct its operations is organized as a separate legal entity, specifically a Kentucky general partnership, under a partnership agreement between the investment partnership and Daugherty Petroleum, Inc., the Company’s U.S. operating subsidiary (“DPI”). At each closing of the private placement of limited and general partner interests in an investment partnership, proceeds from the private placement are contributed by the investment partnership to the associated program. At that time, DPI makes a capital contribution to the program in proportion to its ownership interest in that program. DPI also maintains a 1% interest in each investment partnership. As indicated in the Report and the notes to the consolidated financial statements, the Company accounts for these interests using the proportionate

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2007

consolidation method, with all material inter-company accounts and transactions eliminated on consolidation.
          The extent to which the proceeds from drilling program financings are reflected in the financial statements is summarized in the MD&A on page 20 of the Report. In the second paragraph under the caption for “Results of Operations — 2006 and 2005 — Revenues,” the disclosure reads as follows:
Contract drilling revenues reflect both the size and the timing of our drilling program financings. Although we receive the proceeds of these financings as customers’ drilling deposits under drilling contracts with our programs, we recognize revenues from drilling operations on the completed contract method as the wells are drilled, rather than when funds are received.
          During the pendency of a private placement for interests in a sponsored investment partnership, all subscription proceeds are held in a bank escrow account for the benefit of investors, pending disbursement at the closing of the financing. At that time, proceeds from the financing are disbursed to the drilling program formed for operations of the investment partnership, along with DPI’s proportionate capital contribution, as a partner in the program. These funds are then remitted by the drilling program to DPI, as operator under the drilling and operating agreement entered with the program to drill and operate wells on behalf of the program partners, as working interest owners of those wells. The accounts to which these funds are recorded are described in Note 1(j) on page F—11 of the Report, which will be revised in the 10-K/A to include the correction indicated below:
(j) Customer Drilling Deposits. Net proceeds received ~~from~~under DPI’s drilling contracts with sponsored drilling programs are recorded as customers’ drilling deposits at the time of receipt. We recognize revenues from drilling operations on the completed contract method as the wells are drilled, rather than when funds are received. Customer drilling deposits represent unapplied payments for wells that were not yet drilled as of the balance sheet dates. See Note 7 — Customer Drilling Deposits.
          An explanation of the way customers’ drilling deposits are relieved for expenditures of a sponsored drilling program is included in Note 1(e) the consolidated financial statements on page F-10 of the Report. The summary of this accounting policy reads as follows:
(e) Revenue Recognition. We recognize revenue on drilling contracts using the completed contract method of accounting for both financial reporting purposes and income tax purposes. This method is used because the typical contract is completed in three months or less, and our financial position and results of operations would not be significantly affected from use of the percentage-of-completion method. A contract is considered complete when all remaining costs and risks are relatively insignificant. Oil and gas production revenue is recognized as production is extracted and sold. Other revenue is recognized at the time it is earned and we have a contractual right to receive the revenue.
          To clarify these points in the “Business” section of the 10-K/A, the Company proposes to expand the disclosure currently provided in the Report on page 6, immediately above the table under the caption “Drilling Program Financings,” as follows:

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2007

Drilling Program Financings. During the last two years, we raised over $77 million from outside investors for participation in our drilling initiatives through private placements of interests in our drilling programs. Upon completion of each drilling program private placement, we receive the net proceeds from the financing to fund the investors’ share of drilling and completion costs under our drilling contracts with the program. These payments are recorded as customers’ drilling deposits at the time of receipt. We recognize revenues from drilling operations on the completed contract method as the wells are drilled, rather than when funds are received. Customer drilling deposits reflected as current liabilities in our consolidated financial statements represent unapplied program payments for wells that were not yet drilled as of the balance sheet dates. ~~The following table summarizes o~~Our financing activities through private placements of interests in sponsored drilling programs during the last two years are summarized in the following table.
          In addition to the responsive disclosure reflected below from our response to Item 2(a) of the Prior Comment Letter, the Company proposes to clarify the references to “repeatable prospects” under the caption “Drilling Program Structure” in the 10-K/A as set forth below. We note that this disclosure is consistent with the discussion of the Company’s development strategy on page 2 of the Report under the bullet caption “Repeatable Drilling.”
Drilling Program Structure. Most of our drilling operations are conducted through sponsored programs structured to optimize tax advantages for private investors and share development costs, risks and returns on repeatable prospects, generally classified as offset or step-out locations near existing producing wells~~and optimize tax advantages for private investors~~. To develop exploratory prospects with higher risk profiles, we generally rely on smaller, specialized drilling programs with strategic and industry partners or other suitable investors. Under our drilling program structure, proceeds from the private placement of interests in each investment partnership are contributed to a separate joint venture or “program” that we form with that partnership to conduct operations. Upon formation, we assign to the program all of our working interest in specified prospects to be drilled on its behalf, and we enter into a drilling and operating agreement with the program for the wells to be drilled on those prospects. Historically, we have conducted program operations under turnkey drilling contracts, requiring us to drill and complete the wells on assigned prospects at specified prices. We were responsible under these turnkey arrangements for any drilling and completion costs exceeding the contract price, and we were entitled to any surplus if the contract price exceeded our costs. In view of increased demand and price volatility for drilling services and equipment, we changed the structure of our drilling programs in 2006 to cost-plus pricing designed to share this exposure with our outside investors and stabilize our margins for contract drilling operations.
          The conversion rights offered to investors in most of the drilling programs sponsored by the Company between 2000 and 2005 were referred to as a “Put Option” in the offering materials for units of general and limited partner interests in these programs, referred to in the offering materials as “Units.” The risk factors in those materials included the following valuation risks for the Put Option, which is exercisable solely at the election of the investors:
•	Valuation Risks. The number of shares of NGAS common stock issuable in exchange for Units under the Put Option will be based on the prevailing market price of the stock and the valuation of the Units. The value of the Units will be based on the standardized measure of discounted future net cash flows from the Program’s proved oil and gas reserves as of the end

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2007

of the year of exercise, as estimated by independent petroleum engineers using a present value discount factor of 10% per annum. See “Summary of the Program and Partnership Agreement — Put Option.” There are many uncertainties inherent in estimating the quantities of proved reserves underlying this valuation method. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way. The accuracy of any reserve estimate is dependent on the quality of available data and is subject to engineering and geological interpretation and judgment. Accordingly, reserve estimates are often materially different from the quantities of oil and gas that are ultimately recovered. This could result in an undervaluation of the Units.
The Company understands that using the standardized measure for reserve valuation based on year-end prices could result in an overvaluation of the Units, as well as the foregoing risk of undervaluation. Although we believe this methodology is fairly customary in the industry, particularly for valuation of proved developed producing reserves, the Company proposes the following responsive revisions to the disclosure at the end of the paragraph captioned “Conversion Rights of Program Participants” on page 6 of the 10-K/A, in addition to responsive disclosure reflected below from our response to Item 2(b) of the Prior Comment Letter.
Conversion Rights of Program Participants. The partnership agreements for most of our drilling programs organized between 2000 and 2005 provide program participants with the right to tender requests for us to purchase their program interests in exchange for our common shares. These rights are exercisable for 90 days at the end of the fifth through ninth years following the program’s organization ~~, to convert their program interests into our common shares at prevailing market prices~~. Any acquired ~~converted~~ program interests will be valued at their proportionate share of the program’s year-end oil and gas reserves, based on the standardized measure of discounted future net cash flows from those reserves, as reflected in the program’s year-end reserve report from independent petroleum engineers. Any common shares issued in consideration for tendered interests will be valued at prevailing market prices. ~~Each program participant’s annual conversion right is limited to 49% of his program interest.~~The conversion rights are subject to various conditions and are ~~in all programs are also~~limited in any year to 19% of our common shares then outstanding. None of our program participants have exercised their conversion rights, and we do not consider these rights to affect the way we account for our interests in sponsored programs. The valuation of program interests upon any exercise of these rights based on the standardized measure may not correspond to the fair value of the acquired interests.
          Finally, in connection with the issues raised at the end of the Comment Letter about turnkey drilling arrangements with sponsored programs, we note that this structure was replaced after 2005 with the cost-plus pricing structure discussed in the Report under the captions “Strategy — Drilling Program Financings” on page 2, “Drilling Programs — Drilling Program Financings” on page 5 and the MD&A on pages 21 and 23. We also note that the materiality of both types of contract drilling arrangements has been reduced by the Company’s modification of its business model during 2007 to retain all of its working interests in new wells drilled on core operated properties and limit its reliance on newly sponsored programs to participation in selected drilling initiatives on non-operated properties. To address the historical issues raised in the Comment Letter on the turnkey contracts, the Company proposes to separate the disclosure in the first paragraph under the caption “Drilling Programs” in the Report with two separate paragraphs in the 10-K/A to read as follows:
Drilling Program Structure. Most of our drilling operations are conducted through sponsored programs structured to optimize tax advantages for private investors and share

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2007

development costs, risks and returns on repeatable prospects, generally classified as offset or step-out locations near existing producing wells~~and optimize tax advantages for private investors~~. To develop exploratory prospects with higher risk profiles, we generally rely on smaller, specialized drilling programs with strategic and industry partners or other suitable investors. Under our drilling program structure, proceeds from the private placement of interests in each investment partnership are contributed to a separate joint venture or “program” that we form with that partnership to conduct operations. Upon formation, we assign to the program all of our working interest in specified prospects to be drilled on its behalf, and we enter into a drilling and operating agreement with the program for the wells to be drilled on those prospects.

Drilling Program Pricing. Historically, we ~~have~~conducted ~~program~~drilling operations for sponsored programs under turnkey drilling contracts with the programs, requiring us to drill and complete the wells on assigned prospects at specified prices, which we determined based on prevailing costs for drilling equipment and the market for comparable well services in the region. We were responsible under these ~~turnkey~~arrangements for any drilling and completion costs we incurred above ~~exceeding~~the turnkey ~~contract~~price established for the wells under our drilling contracts with the programs, and we were entitled to retain, as compensation, any portion of the turnkey ~~surplus if the~~contract price that exceeded the ~~our~~drilling and completion costs we incurred for the wells. In view of increased demand and price volatility for drilling services and equipment, we changed the structure of our drilling programs in 2006 to cost-plus pricing designed to share this exposure with our outside investors and stabilize our margins for contract drilling operations.
          We believe the foregoing disclosure clarifies that the Company was entitled under its turnkey arrangements to any drilling contract net revenues for wells drilled “under budget.” Operating costs for wells drilled in partnership with sponsored programs are recorded and reported by the Company in accordance with U.S. GAAP, under its accounting policies summarized in the notes to its consolidated financial statements, in proportion to its working interests in wells drilled for those programs. Since the timing and amount of operating costs reflected in the Company’s consolidated financial statements are not influenced by its turnkey or cost-plus contract drilling arrangements with sponsored drilling programs, we do not believe any additional disclosure would be appropriate in this section of the Report.
          Upon completion of the review process, the Company will file a 10-K/A with the responsive disclosure reflected in our correspondence, along with appropriate error correction and explanatory disclosure to be provided in an introductory paragraph immediately following the cover page and in Note 1(a) to the consolidated financial statements included in the 10-K/A.
* * *
          If the revised disclosure is acceptable, the Company will promptly file the proposed 10-K/A, with conforming disclosure in the S-3/A and all of its future periodic reports under the Exchange Act. In connection with this response, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act, (b) comments from the staff of the Commission on changes to disclosures in response to staff comments shall not foreclose the Commission from taking any action with respect to those filings and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
September 21, 2007

          We appreciate your consideration of these responses and look forward to receiving any further comments as promptly as practicable.
Yours very truly,
/s/ Douglas Stahl

cc:	NGAS Resources, Inc. Hall, Kistler & Company, LLP Kraft Berger LLP Wright & Company, Inc. Carmen Moncada-Terry